                                                                  EXHIBIT 99.1


CONTACT:  Jeffrey J. Hattara          (NYSE - BMC)
          (612) 851-6030              FOR IMMEDIATE RELEASE




          BMC REPORTS SECOND QUARTER 1998 RESULTS

July 24, 1998 - Minneapolis, MN - BMC Industries, Inc. reported a net loss of $38.1 million, or $1.42 per diluted share, for the second quarter 1998.
Included in the loss were one-time, non-cash after-tax charges of $26.7 million ($42.8 million pre-tax) for write-down of the value of certain Mask Operations fixed assets and $6.9 million ($11.0 million pre-tax) for the write-off of acquired research and development purchased in conjunction with the previously announced Orcolite acquisition. In addition, the Company incurred unusual second quarter charges of $7.1 million ($11.3 million pre-tax) primarily for moving certain mask inspection operations, early mask line shutdowns and layoffs, and establishing additional mask inventory reserves. Excluding the charges described above, BMC had net earnings of $2.6 million, or $0.09 per diluted share compared to earnings of $12.0 million, or $0.42 per share, for the second quarter 1997. Total second quarter revenues increased 6% from $80.3 million in 1997 to $84.9 million in 1998.

Paul B. Burke, BMC's Chairman and Chief Executive Officer stated "While obviously we are disappointed to report such a loss for the quarter, it should be noted that the loss is predominantly the result of one-time, non-cash charges. The largest of these charges is the mask asset writedown which was necessitated by severe pricing reductions and continuing adverse market conditions for computer monitor masks. After careful assessment of the computer monitor mask markets and business potential, management determined it was appropriate to write-down the value of these assets. While Mask Operations faced such serious challenges during the quarter, Vision-Ease and BMSP had record second quarters in both revenue and profitability and the integration of the Orcolite business with Vision-Ease is proceeding as planned."

Second quarter sales for the Precision Imaged Products operation (including both the Mask Operations and Buckbee-Mears St. Paul) were 4% below sales in the second quarter 1997. Computer monitor sales were less than forecast, but were 345% over the prior year increasing to $10.2 million in the second quarter compared to $2.3 million in the second quarter of 1997. Television mask unit sales were up slightly over 1997; however, sales dollars were down 22% from the prior year quarter primarily due to the sales mix shift from invar to standard AK steel masks and overall price decreases. Invar sales were down 48% compared to the prior year quarter. Mask Operations anticipates that the soft market for invar television masks will

                                       -more-
continue for the balance of the year. Sales of jumbo (30" and larger) masks made of AK steel decreased 21% while sales of large (25" to 29") masks increased 23% over the prior year quarter.

Jeffrey J. Hattara, BMC's Chief Financial Officer, stated "Mask Operations is taking the necessary steps to respond to the current difficult market conditions. As previously announced, Mask Operations has idled three mask production lines (two television and one monitor) at its Cortland, New York facility to bring current inventory levels in line with demand. The Company anticipates these lines will be idled for most of the third quarter. However, actual shutdown time will depend upon customer order levels. Secondly, employment has been reduced by approximately 430 permanent and 150 temporary employees due to this shutdown. Finally, Mask Operations is consolidating the inspection of computer monitor masks at its Tatabanya, Hungary location to capitalize on the efficiencies of the inspection process at that location, and plans to move the inspection of additional masks to Hungary before the end of the year. These steps will reduce Mask Operations' ongoing production costs."

Buckbee-Mears St. Paul (BMSP) achieved excellent financial results, posting a 20% increase in revenue over the prior year quarter and an 18% increase in operating profits. BMSP is continuing to find high demand for precision etched and electroformed parts.

Including the impact of the Orcolite acquisition which was completed in May, BMC's Optical Products operation achieved sales growth of 34% over the prior year, while profits grew 20%. Excluding the Orcolite impact, sales of the Vision-Ease base business grew 10% over the prior year quarter. The increased revenue and profitability were driven by the continued strong sales of high-end products (polycarbonate, high-index, progressive and polarizing sun lenses) which grew 83% over the prior year quarter, including the addition of the Orcolite lens operation. Excluding Orcolite, high-end sales grew 34%. Market acceptance of the new Tegra-Registered Trademark- premium polycarbonate lens has been excellent and sales continue to grow.

Transfer of the polycarbonate manufacturing operations to the new production facility in Ramsey, Minnesota was completed as scheduled in the second quarter. Benefits of improved yields and productivity from this new facility are anticipated in the remainder of 1998.

Statements made in this press release which are not historical, including statements regarding future performance, are forward looking statements and as such are subject to a number of risks, including integration of the Orcolite acquisition, lower demand for televisions and computer monitors, further mask price declines, inability to penetrate the lead frame market, higher operating expenses and lower yields associated with production start-up, foreign currency fluctuations, successful customer part qualifications and the effect of economic uncertainty in Asia. These and other risks and uncertainties are detailed in the Company's Form 10-K for the year ended December 31, 1997.

Also, in order to improve the communication process with the investing community and our shareholders, all press releases and more detailed company information
will be posted on BMC's corporate website at www.bmcind.com.   Because of this
change, the Company will no longer be sending out quarterly shareholders' letters.

                                       -more-

BMC is one of the world's largest manufacturers of aperture masks for color television picture tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

                                       -more-

                             BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                 (Unaudited)
                     (in thousands, except per share amounts)




                                                          Three Months Ended        Six Months Ended
                                                               June 30                    June 30
                                                        ----------------------------------------------
                                                             1998        1997         1998        1997
------------------------------------------------------------------------------------------------------
Revenues                                                $  84,941   $  80,257     $165,025   $ 157,384
Cost of products sold                                      82,080      58,398      150,535     119,543
------------------------------------------------------------------------------------------------------
Gross Margin                                                2,861      21,859       14,490      37,841
Selling                                                     3,914       2,737        7,203       5,574
Administrative                                              1,529       1,089        2,859       2,628
Impairment of long-lived assets                            42,800         -         42,800         -
Acquired research and development                          11,000         -         11,000         -
------------------------------------------------------------------------------------------------------
Income from Operations                                    (56,382)     18,033      (49,372)     29,639
------------------------------------------------------------------------------------------------------
Other Income and (Expense)
     Interest expense                                      (4,318)       (160)      (5,701)       (304)
     Interest income                                           45          56           77          98
     Other income (expense)                                  (389)        (33)        (533)        229
------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                              (61,044)     17,896      (55,529)     29,662
Income Taxes                                              (22,962)      5,907      (21,256)      9,790
------------------------------------------------------------------------------------------------------
Net Earnings                                            $ (38,082)  $  11,989     $(34,273)  $  19,872
------------------------------------------------------------------------------------------------------
Net Earnings Per Share:
     Basic                                              $   (1.42)  $    0.44     $  (1.27)  $    0.72
     Diluted                                                (1.42)       0.42        (1.27)       0.70
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Number of Shares Included in Per Share Computation:
     Basic                                                 26,905      27,463       26,949      27,437
     Diluted                                               26,905      28,496       26,949      28,477
------------------------------------------------------------------------------------------------------



                                       -more-

                                BMC INDUSTRIES, INC.

                       CONDENSED CONSOLIDATED BALANCE SHEETS
                                    (Unaudited)
                                   (in thousands)

                                                       June 30    December 31
                                                       -------    -----------
                                                          1998           1997
-----------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            $   2,969      $   2,383
Trade accounts and notes receivable, net                45,077         29,824
Inventories                                             95,881         70,111
Deferred income taxes                                    8,724          5,881
Other current assets                                     9,775         13,595
-----------------------------------------------------------------------------
  Total Current Assets                                 162,426        121,794
-----------------------------------------------------------------------------
Property, Plant and Equipment                          271,775        283,070
Less Accumulated Depreciation                          110,381        100,688
                                                       -------        -------
  Property, plant and equipment, net                   161,394        182,382
                                                       -------        -------
Deferred income taxes                                   19,099          1,429
Other assets, net                                       77,114         13,802
-----------------------------------------------------------------------------
TOTAL ASSETS                                         $ 420,033      $ 319,407
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------
Short-term borrowings                                $     979      $   1,139
Accounts payable                                        24,458         25,623
Income taxes payable                                       415          2,830
Accrued expenses and other current liabilities          25,955         17,288
-----------------------------------------------------------------------------
  Total Current Liabilities                             51,807         46,880
-----------------------------------------------------------------------------
Long-term debt                                         219,164         73,426
Other liabilities                                       17,570         17,718
Deferred income taxes                                    3,757          2,631

Stockholders' equity
  Common stock                                          46,543         62,263
  Retained earnings                                     83,613        118,693
  Cumulative translation adjustment                     (1,350)        (1,217)
  Other                                                 (1,071)          (987)
-----------------------------------------------------------------------------
    TOTAL STOCKHOLDERS' EQUITY                         127,735        178,752
-----------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 420,033      $ 319,407
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------